[LETTERHEAD OF MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.]

        September 16, 2005

Via EDGAR and Overnight Mail

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Filing Desk

  Re:
  Fastclick, Inc.
  Schedule 14D-9 filed on August 24, 2005
  SEC File No. 005-80942

Ladies and Gentlemen:

        On behalf of Fastclick, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 (the "Amendment") to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Commission on August 24, 2005 and amended on September 8, 2005 (the "Schedule 14D-9"). Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated September 15, 2005 from Daniel F. Duchovny. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to each of Nicholas Panos and Mr. Duchonvy of the Commission.

Schedule 14D-9

Publicly Traded Comparable Company Analysis, page 20

1.
Comment:    We reissue prior comment 13 which requested the inclusion of data underlying the analysis results for all analyses conducted by Thomas Weisel Partners in this statement. Please tell us your basis for not providing this disclosure. In addition, please disclose the substance of your response to comment 13 that explains the meaning and significance of using the first and third quartile in the financial advisor's analyses and explains the financial advisor's performance of its analyses. Alternatively, please advise us why such information is not required pursuant to Item 1011(b) of Regulation M-A.

Response:    Addressing the second portion of your comment first, in response to such comment, we have revised the disclosure to explain the meaning and significance of using first and third quartile data in Thomas Weisel Partners' analyses and to explain Thomas Weisel Partners' performance of its analyses. With regard to the first portion of your comment, please note that we had interpreted your initial request in comment 13 of your comment letter, dated September 8, 2005, to be a request to supplementally disclose the data underlying the analysis results for all analyses conducted by Thomas Weisel Partners in the 14D-9, which we did by providing to you, supplementally, Thomas Weisel Partners' board presentation, dated August 10, 2005. We now understand that you have requested that such data be disclosed in the 14D-9. We believe that, with the addition of the revised disclosure which we have added in response to your most recent comments, the description of Thomas Weisel Partners' valuation analyses is complete and customary as it stands. The disclosure describes the analyses performed and presents a summary of the results of the analyses focusing on those results, and the ranges of valuations implied by those results, which Thomas Weisel Partners felt were most significant and which Thomas Weisel Partners focused on in its fairness presentation to the Company's board of directors. We believe that by focusing the disclosure on those aspects of the analyses and the results thereof which Thomas Weisel Partners considered the most significant, the information most relevant to the shareholders is disclosed. We believe that a disclosure of all the data underlying the various valuation analyses performed by Thomas Weisel Partners would be confusing to, rather than helpful to, the shareholders. We do not believe that the absence of such underlying data would make the statements in the disclosure, in light of the circumstances under which they are made, materially misleading. Further, we believe that the description of Thomas Weisel Partners' fairness opinion and valuation analyses is consistent, in volume and nature, with the disclosure of the overwhelming majority of financial advisors' fairness opinions in Forms S-4 and 14D-9.

2.
Comment:    We note your response to prior comment 14. Please confirm that you have provided a description of all material analyses and examinations conducted by your financial advisor. In addition, revise to disclose the substance of your response as it relates to the weight the financial advisor put on different analysis and results. As currently drafted, this section does not provide readers an indication that your financial advisor placed significantly more weight on the analyses (or portions thereof) that resulted in ratios that appeared favorable compared to the exchange ratio of the instant transaction. Alternatively, please advise us why such information is not required pursuant to Item 1011(b) of Regulation M-A.

Response:    In response to your comment, we have revised the disclosure to indicate those valuation analyses and results of such analyses to which Thomas Weisel Partners gave particular weight. We confirm that we have provided a description of all material analyses and examinations conducted by our financial advisor. We note that in our previous response letter we indicated that Thomas Weisel Partners, in its presentation to the Fastclick board of directors, also described certain valuation analyses of ValueClick which it had performed and noted that certain of these valuation analyses implied a range of values for ValueClick in excess of its then-current stock price. We have not included disclosure of those analyses in the description of Thomas Weisel Partners' various valuation analyses, because, while the results of such analyses were a positive factor in Thomas Weisel Partners' determination that, as of the date of its opinion, the consideration proposed to be received by the Company's stockholders in the exchange offer and in the merger was fair to such stockholders from a financial point of view, those analyses by themselves were not material to such determination.

Closing Information

        The Company understands that the Commission may have additional comments after reviewing the Amendment and this letter. In addition, the Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9 and Amendment;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9 and Amendment; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

        We hope that the above responses and the related revisions included in the Amendment will be acceptable to the Commission. Please do not hesitate to call Michael L. Fantozzi, Esq. of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Very truly yours,

/s/ MICHAEL L. FANTOZZI Michael L. Fantozzi, Esq.
cc:
Securities and Exchange Commission
Daniel F. Duchovny
Nicholas Panos

Fastclick, Inc.
Kurt A. Johnson
Fred J. Krupica

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Richard R. Kelly, Esq.
Daniel T. Kajunski, Esq.
Agnes Lee Sym, Esq.

ValueClick, Inc.
James R. Zarley
Scott P. Barlow

Gibson, Dunn & Crutcher LLP
Bradford P. Weirick, Esq.
Joshua A. Kreinberg, Esq.
Rayan R. Joshi, Esq.